EXHIBIT 99.1

Endeavour Silver Delivers Strong Production in Q1 2022

VANCOUVER, British Columbia, April 11, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to report first quarter 2022 production of 1,314,955 silver ounces (oz) and 8,695 gold oz, for silver equivalent1 (“AgEq”) production of 2.0 million oz.

“The year is off to a strong start,” stated Dan Dickson, Chief Executive Officer. “Operationally, Guanacevi continues to outperform production expectations and Bolañitos remains steady. Strategically, we made a significant move in January signing a definitive agreement to acquire the Pitarrilla Project, one of the world’s largest undeveloped silver deposits. The addition of Pitarrilla, which is expected to close in the second quarter, significantly enhances our already attractive pipeline of growth projects, which also includes Terronera and Parral.”

Q1 2022 Highlights

  Guanacevi Continued to Outperform: Silver and gold production exceeded plan driven by higher grades.
  Bolañitos’ Performance Remained Steady: Strong silver production, higher silver grades and increased throughput were offset by the impact of lower than anticipated gold production and lower gold grades.
  Metal Sales and Inventories: Sold 1,717,768 oz silver and 8,381 oz gold during the quarter. Held 608,788 oz silver and 1,911 oz gold of bullion inventory and 59,594 oz silver and 1,931 oz gold in concentrate inventory at quarter end.
  Advancing the Terronera Project: Work continued on final detailed engineering, early earth works, critical contracts and the procurement of long lead items.   The Company intends to make a formal construction decision subject to completion of a financing package and receipt of additional amended permits in the coming months.
  Announced Definitive Agreement to Acquire the Pitarrilla Project: Endeavour is acquiring Pitarrilla, one of the largest undeveloped silver deposits in the world, from SSR Mining Inc. in a transaction expected to close in Q2 2022. Pitarrilla is located in Durango State, Mexico, which has a long history of mining and is known as a mining-friendly jurisdiction with several mines in operation, including our Guanacevi mine.
  Completed US$46.0 Million Bought Deal Financing: On March 22, 2022 Endeavour completed a prospectus offering for the issuance of 9,293,150 common shares at a price of US$4.95 per common share for gross proceeds of US$46.0 million, including the exercise of an over-allotment option. The Company plans to use the net proceeds to pay the US$35 million cash consideration payable to SSR Mining Inc. on completion of the Company’s acquisition of the Pitarrilla project and for the Company’s general corporate purposes and working capital.

Q1 2022 Mine Operations

Consolidated silver production increased by 25% to 1,314,955 ounces in Q1 2022 compared to Q1 2021, primarily driven by a 23% increase in silver production at the Guanacevi mine and a 70% increase in silver production at the Bolañitos mine offset by nil production at El Compas, which the Company put on care and maintenance last August.

Gold production decreased by 22% to 8,695 ounces as a 27% increase in gold production at the Guanacevi mine was offset by a 16% decrease in gold production at the Bolañitos mine and nil production at El Compas.

Guanacevi throughput in Q1 2022 was 14% higher than Q1 2021 and silver grades and gold grades were 10% and 13% higher, respectively. Guanacevi throughput met plan and mining the new higher grade El Curso orebody has led to significantly improved grades and mine flexibility. Additionally, supplies of local third-party ores continued to supplement mine production, amounting to 11% of quarterly throughput and contributing to the higher ore grades.

Bolañitos Q1 2022 throughput was 7% higher than Q1 2021 with silver grades 61% higher and gold grades 20% lower. Silver production increased by 70% while gold production decreased by 16% at the Bolañitos mine.

Production Highlights for the Three Months Ended March 31, 2022

Q1 2022 Highlights	Three Months Ended March 31,
	2022	2021	% Change
Throughput (tonnes)	206,147	209,453	(2%)
Silver ounces produced	1,314,955	1,048,100	25%
Gold ounces produced	8,695	11,109	(22%)
Payable silver ounces produced	1,303,540	1,036,710	26%
Payable gold ounces produced	8,549	10,894	(22%)
Silver equivalent ounces produced[1]	2,010,555	1,936,820	4%
Silver ounces sold	1,717,768	623,379	176%
Gold ounces sold	8,381	10,663	(21%)

Q1 2022 Production by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	101,253	1,125	407	1.19	85.6%	89.8%	1,133,850	3,477
Bolañitos	104,894	1,165	61	1.73	88.0%	89.4%	181,105	5,218
Consolidated	206,147	2,291	231	1.46	85.9%	89.6%	1,314,955	8,695

*gpt = grams per tonne

Q1 2022 Financial Results and Conference Call

The Company’s Q1 2022 financial results will be released before markets open on Wednesday, May 11, 2022 and a telephone conference call will be held the same day at 10:00 a.m. PT / 1:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Wednesday, May 11, 2022 at 10:00 a.m. PT / 1:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610
Local or International +1-604-638-5340
Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free) +1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 8312#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Trish Moran
Interim Head of Investor Relations
Tel: (416) 564-4290
Email: pmoran@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2022 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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1 Silver equivalent calculated using an 80:1 silver:gold ratio.